Exhibit 99.03

Form of RSU Assumption Agreement

December      , 2011

Dear RSU Holder:

As you may be aware, Proofpoint, Inc. (“Proofpoint”) is intending to acquire NextPage, Inc. (“NextPage”) pursuant to an Agreement and Plan of Reorganization, dated on or about December 16, 2011 (the “Merger Agreement”), among ProofPoint, Nucleus Acquisition Corp., a wholly owned subsidiary of ProofPoint (“Merger Sub”), the Company and the Stockholders’ Agent, with the result that, subject to the terms and conditions therein, Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Acquiror (the “Merger”). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement, a copy of which has been enclosed for your reference.

Pursuant to the Merger Agreement, at the Effective Time, ProofPoint will assume all obligations of the Company under outstanding RSUs granted under NextPage’s 2007 Stock Plan (the “NextPage Plan”) and held by continuing employees. This RSU Assumption Agreement (this “Agreement”‘) evidences the terms of ProofPoint’s assumption of your RSU(s) to acquire NextPage common stock granted to you under the NextPage Plan.

Conversion

At the Effective Time, as a continuing employee, each outstanding RSU (each, a “NextPage RSU”) to acquire shares of NextPage’s common stock, $0.0001 par value per share (the “NextPage Common Stock”), you hold that is unexpired and outstanding immediately prior to the Effective Time, whether vested or unvested, will be automatically assumed by ProofPoint in accordance with the terms of the Merger Agreement, and each such NextPage RSU will thereafter constitute an RSU (a “Proofpoint RSU”) to acquire shares of ProofPoint’s common stock, $0.0001 par value per share (“Proofpoint Common Stock”) upon settlement of the RSU in accordance with its terms. Each such ProofPoint RSU will continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the NextPage Plan and the applicable RSU agreement as are in effect immediately prior to the Effective Time), except that such RSU shall represent the right to receive on settlement that number of whole shares of ProofPoint Common Stock equal to the product (rounded down to the next whole number of shares of ProofPoint Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of (A) the number of shares of NextPage Common Stock that were issuable upon settlement of such RSU immediately prior to the Effective Time and (B) the Company Common Stock Participation Amount Per Share.

To illustrate, by way of example only, assume you have 1,000 NextPage RSUs.  Based on the current estimate of the Company Common Stock Participation Amount Per Share of approximately 0.07256, your NextPage RSUs would convert into 72 ProofPoint RSUs, representing the right to receive one share of ProofPoint Common Stock for each RSU on settlement.

Market Standoff

Upon settlement of your ProofPoint RSU(s) you hereby agree that, to the extent requested by ProofPoint and/or an underwriter of Proofpoint Common Stock, you shall not, during the period of duration not to exceed one hundred eighty (180) days following the effective date of the first registration statement for an underwritten public offering of the ProofPoint’s securities filed under the Securities Act of 1933, as amended, directly or indirectly, sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to acquire or otherwise transfer or dispose of (other than to donees who agree to be similarly bound), or reduce your interest in (collectively, “Transfer”), any securities of ProofPoint you hold at any time during such period except ProofPoint Common Stock included in such registration; provided, however that, so long as required under the rules of FINRA, if during the last 17 days of the restricted period ProofPoint issues an earnings release or material news or a material event relating to ProofPoint occurs, or prior to the expiration of the restricted period ProofPoint announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if ProofPoint’s securities are listed on the Nasdaq Stock Market and the applicable FINRA rule applies, then the restrictions imposed by this paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. The foregoing provisions shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement.

[Signature Page Follows]

Nothing in this Agreement interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason.  Future equity awards, if any, you may receive from Proofpoint will be governed by the terms of the ProofPoint stock plan under which such awards are granted, and such term’s may be different from the terms of your assumed NextPage RSUs.

Please sign and date this Agreement as soon as possible, and return a signed original as soon as possible to Darren Lee.  If you have any questions regarding this Agreement or your assumed NextPage RSU(s), please contact Brent Hawkins at [telephone number] or at [email address].

NEXTPAGE, INC.

By:
Darren Lee
Chief Executive Officer

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Agreement and understands and agrees that all rights and liabilities with respect to the assumed NextPage RSU(s) are hereby assumed by ProofPoint and are as set forth in the RSU agreement(s) for such assumed NextPage RSU(s), the NextPage Plan and this Agreement and agrees to the terms as set forth herein and therein.

DATED: December , 2011
RSU Holder